UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

THE PEP BOYS – MANNY, MOE & JACK

(Name of Subject Company)

THE PEP BOYS – MANNY, MOE & JACK

(Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

713278109
(CUSIP Number of Class of Securities)

Brian D. Zuckerman

SVP – General Counsel & Secretary

The Pep Boys – Manny, Moe & Jack

3111 W. Allegheny Ave.

Philadelphia, PA  19132

(215) 430-9000

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

James W. McKenzie, Jr.

Colby Smith

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103-2921

(215) 963-5000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2015 and subsequently amended by Amendment No. 1 filed with the SEC on November 24, 2015, Amendment No. 2 filed with the SEC on December 1, 2015, Amendment No. 3 filed with the SEC on December 7, 2015, Amendment No. 4 filed with the SEC on December 8, 2015, Amendment No. 5 filed with the SEC on December 8, 2015, Amendment No. 6 filed with the SEC on December 9, 2015, Amendment No. 7 filed with the SEC on December 14, 2015, Amendment No. 8 filed with the SEC on December 16, 2015 and Amendment No. 9 filed with the SEC on December 21, 2015 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Statement”) by The Pep Boys – Manny, Moe & Jack, a Pennsylvania corporation (the “Company”). The Statement relates to the cash tender offer (the “Offer”) by TAJ Acquisition Co., a Pennsylvania corporation (“Purchaser”) and wholly-owned subsidiary of Bridgestone Retail Operations, LLC, a Delaware limited liability company (“Parent”), a subsidiary of Bridgestone Americas, Inc. (“Bridgestone Americas”), to purchase all issued and outstanding shares of the Company’s common stock, par value $1.00 per share, at a purchase price of $15.50 per share, net to the holders thereof, in cash, without interest thereon, less any applicable tax withholding. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) filed by Purchaser and Parent with the SEC on November 16, 2015, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 16, 2015, the Amendment and Supplement to the Offer to Purchase dated December 14, 2015, and in the related Letter of Transmittal, which are filed as Exhibits (a)(1)(i), (a)(1)(xiii) and (a)(1)(ii) to the Statement, respectively.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.           Additional Information

Item 8 of the Statement is hereby amended and supplemented by deleting the last paragraph of the subsection entitled “Other Information” and inserting the following at the end of such subsection:

“On December 23, 2015, in furtherance of the December 18 Icahn Proposal, together with Icahn Merger Agreement, the Reporting Persons filed an amendment to their previously filed Schedule 13D (the “December 23 13D Amendment”) with the SEC disclosing, among other things:

“On December 22, 2015, Icahn Enterprises: (i) amended its previous proposal to acquire all of the outstanding Shares to provide that Icahn Enterprises will pay the greater of (A) $16.50 per Share and (B) $0.10 more per Share than any increased bona fide bid for the Issuer offered by Bridgestone Retail Operations, LLC (“Bridgestone”), up to a maximum of $18.10 per Share; (ii) delivered to the Issuer a merger agreement executed by Icahn Enterprises Holdings (the “Icahn Agreement”), in substantially the same form as the Agreement and Plan of

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Merger, dated as of October 26, 2015, by and among the Issuer, Bridgestone and TAJ Acquisition Co. (as amended through December 11, 2015, the “Bridgestone Agreement”), pursuant to which, if executed by the Issuer at or prior to 8:00 p.m., New York City time, on December 24, 2015, an affiliate of the Reporting Persons will, subject to the terms and conditions thereof, acquire 100% of the Issuer’s outstanding Shares for a price per Share to be determined in accordance with the foregoing mechanism (the “Amended Icahn Proposal”); (iii) informed the Issuer that the Amended Icahn Proposal will not apply in the event that the Issuer accepts any offer from Bridgestone that would result in Bridgestone being entitled to receive a termination fee that is in excess of that set forth in the Bridgestone Agreement; and (iv) was informed by the Issuer that, in accordance with Section 8.3 of the Bridgestone Agreement, (A) the Issuer’s board of directors had determined that the Amended Icahn Proposal continued to constitute a Superior Proposal (as defined in the Bridgestone Agreement) and (B) the Issuer had provided a Company Notice (as defined in the Bridgestone Agreement) to Bridgestone of the Issuer’s intention to effect a Change of Recommendation (as defined in the Bridgestone Agreement) in response to the Amended Icahn Proposal and terminate the Bridgestone Agreement to enter into the Icahn Agreement, at or after 5:00 p.m., New York City time, on December 24, 2015.

The Reporting Persons believe that unless Bridgestone agrees to a transaction prior to 8:00 p.m., New York City time, on December 24, 2015 that is superior to the transaction contemplated by the Icahn Agreement, the Issuer will terminate the Bridgestone Agreement and execute the Icahn Agreement.”

On December 23, 2015, the Company issued a press release announcing that on December 22, 2015 the Board determined, after consultation with the Company’s outside counsel and financial advisor, that the proposed revision to the Icahn Merger Agreement delivered by Icahn Enterprises L.P. on December 22, 2015 and disclosed in the December 23 13D Amendment (the “Revised Icahn Proposal”) continues to constitute a Superior Proposal. The press release also stated, among other things, that the Company delivered a new Company Notice (as defined in the Bridgestone Agreement) on December 22, 2015 to Bridgestone notifying Bridgestone of the Board’s determination and intention to, at or after 5:00 p.m., New York City time, on Thursday, December 24, 2015, effect a Change of Recommendation in response to the Revised Icahn Proposal and terminate the Bridgestone Agreement to enter into a definitive agreement with respect to the Revised Icahn Proposal. Until such time, Bridgestone has the right to propose changes to the terms of the Bridgestone Agreement to the Company. A copy of the press release is attached hereto as Exhibit (a)(1)(xv) and is incorporated herein by reference.

The Board has not changed its recommendation with respect to the Offer, the Merger and the other Transactions, nor is the Board making any recommendation with respect to the Icahn Definitive Proposal.”

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Item 9.           Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Document

(a)(1)(xv)	Press Release issued by The Pep Boys – Manny, Moe & Jack on December 23, 2015.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE PEP BOYS – MANNY, MOE & JACK

By:	/s/ Scott P. Sider

Name:	Scott P. Sider
Title:	Chief Executive Officer
Date:	December 23, 2015